                                                                    Exhibit 12.4
ALCAN ALUMINIUM LIMITED
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS US GAAP
(IN MILLIONS OF US DOLLARS)


                                                                1998       1997       1996        1995       1994
                                                                ----       ----       ----        ----       ----
CONSOLIDATED NET INCOME (LOSS) BEFORE
EXTRAORDINARY ITEM                                               417        504        420         561        175
Less:     Equity income of less than 50%
          owned companies                                        (48)       (33)       (10)         (3)       (34)
Plus:     Dividends received from less than
          50% owned companies                                      5          6         11           9         21
Plus:     Minority interest of subsidiaries that
          have fixed charges                                      (4)         4          1          (4)         3
Subtotal                                                         466        547        442         569        233

Fixed Charges:
Amount representative of interest factor in
 rentals                                                          28         23         27          31         31
Amount representative of interest factor in
 rentals, 50% owned companies                                      0          0          0           0          0
Interest expense - net                                            92        101        125         204        219
Interest expense, 50% owned companies                              0          0          0           0          1
Capitalized interest                                              15          2          0           2         16
Capitalized interest, 50% owned companies                          0          0          0           0          0

TOTAL FIXED CHARGES                                   [A]        135        126        152         237        267

Less:     Capitalized interest                                    15          2          0           2         16
Fixed charges added to income/(loss)                             120        124        152         235        251
Plus:     Amortization of capitalized interest                    15         16         20          21         18
Income taxes                                                     210        211        210         340         27

EARNINGS BEFORE FIXED CHARGES AND INCOME
 TAXES                                                [B]        811        898        824       1,165        529

Total Fixed Charges                                              135        126        152         237        267
Preference dividends                                              10         10         16          24         21
1 minus statutory tax rate of 40%                                0.6        0.6        0.6         0.6        0.6
Preference dividends pre tax                                      17         17         27          40         35

TOTAL                                                 [C]        152        143        179         277        302

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS                     {[B]/[C]}    5.35       6.29       4.61        4.21       1.75
